U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1999
                                               ------------------










                         GPU, Inc. (File No. 074-00023)
       -------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
       -------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended September 30, 1999
                                               ------------------



                                Table of Contents

  Item
   No.                             Title                                Page
-------            -----------------------------------------            ----
      1            Organization Chart                                     1

      2            Issuances and Renewals of Securities and
                   Capital Contributions                                  3

      3            Associate Transactions                                 4

      4            Summary of Aggregate Investment                        7

      5            Other Investments                                      8

      6            Financial Statements and Exhibits:

                       A - Financial Statements                           9

                       B - Exhibits                                      10

                       C - Certificate of GPU, Inc.                      11

                   Signature                                             12










 Note:    All dollar  amounts  shown in this Form U-9C-3 are  expressed  in
 ----- thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.



                           ITEM 1 - ORGANIZATION CHART

                                                       Energy (ERC)
                                                       or Gas (GRC)     Date of      State of       Percentage of Voting  Nature of
            Name of Reporting Company                Related Company Organization  Organization     Securities Held **    Business
-------------------------------------------          --------------- ------------  ------------     --------------------  ---------

GPU, Inc. (a)

GPU Advanced Resources, Inc.                               ERC         09/13/96      Delaware               100.0%           (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                                 ERC         02/13/87      New Jersey             100.0          (c),(d)
  Prime Energy Limited Partnership                         ERC         05/08/86      New Jersey              50.0            (d)
Camchino Energy Corporation                                ERC         04/26/89      Delaware               100.0          (c),(d)
  OLS Power Limited Partnership                            ERC         08/02/89      Delaware                 1.0            (c)
    OLS Acquisition Corporation                            ERC         05/03/89      Delaware               100.0            (c)
      OLS Energy - Chino                                   ERC         08/08/84      California             100.0            (d)
      OLS Energy - Camarillo                               ERC         08/08/84      California             100.0            (d)
      OLS Energy - Berkeley                                ERC         09/05/85      California             100.0             *
Geddes II Corporation                                      ERC         06/24/98      Delaware               100.0          (c),(d)
Geddes Cogeneration Corporation                            ERC         03/23/89      New York               100.0          (c),(d)
  Onondaga Cogeneration Limited Partnership                ERC         06/08/88      New York               100.0            (d)
EI Selkirk, Inc.                                           ERC         10/31/94      Delaware               100.0            (c)
 Selkirk Cogeneration Partners Limited Partnership         ERC         06/06/90      Delaware                19.2            (d)
NCP Energy, Inc.                                           ERC         11/21/89      California             100.0          (c),(d)
  Syracuse Orange Partners L.P.                            ERC         04/02/91      Delaware                 4.9            (c)
    Project Orange Associates L.P.                         ERC         05/12/88      Delaware                 4.4            (d)
NCP New York, Inc.                                         ERC         07/09/93      Delaware               100.0             *
NCP Brooklyn Power, Inc.                                   ERC         07/09/93      Delaware               100.0             *
NCP Gem, Inc.                                              ERC         05/23/91      Delaware               100.0            (c)
NCP Lake Power, Inc.                                       ERC         05/23/91      Delaware               100.0          (c),(d)
  Lake Investment, L.P.                                    ERC         05/23/91      Delaware               100.0            (c)
    Lake Cogen, Ltd.                                       ERC         03/13/91      Florida                 49.9            (d)
    New Lake Corp.                                         ERC         01/02/97      Florida                    - (g)        (c)
GPUI Lake Holdings, Inc.                                   ERC         12/24/96      Delaware               100.0             *
NCP Pasco, Inc.                                            ERC         05/23/91      Delaware               100.0            (c)
NCP Dade Power, Inc.                                       ERC         05/23/91      Delaware               100.0          (c),(d)
  Dade Investment, L.P.                                    ERC         05/23/91      Delaware               100.0            (c)
    Pasco Cogen, Ltd.                                      ERC         03/13/91      Florida                 49.9            (d)
NCP Houston Power, Inc.                                    ERC         12/02/93      Delaware               100.0          (c),(d)
NCP Perry, Inc.                                            ERC         12/02/93      Delaware               100.0            (c)
  Mid-Georgia Cogen, L.P.                                  ERC         12/03/93      Delaware                50.0            (d)
EI Services, Inc.                                          ERC         10/07/93      Delaware               100.0            (d)
NCP Ada Power, Inc.                                        ERC         07/31/93      California             100.0             *
Umatilla Groves, Inc.                                      ERC         06/17/92      Delaware               100.0             *
NCP Commerce Power, Inc.                                   ERC         08/31/93      California             100.0             *
Armstrong Energy Corporation                               ERC         07/14/88      New Jersey             100.0             *
  AEC/REF Fuel, Limited Partnership                        ERC         12/22/89      Pennsylvania           100.0             *
EI Fuels Corporation                                       ERC         08/09/90      Delaware               100.0            (e)
GPU Solar, Inc.                                            ERC         07/09/97      New Jersey              50.0            (f)
GPUI Holdings, Inc.                                        ERC         03/03/97      Delaware               100.0             *
                                                                  1



                     ITEM 1 - ORGANIZATION CHART (Continued)

                                                     Energy (ERC)
                                                      or Gas (GRC)       Date of     State of      Percentage of Voting  Nature of
            Name of Reporting Company               Related Company   Organization  Organization    Securities Held **   Business
------------------------------------------          ---------------   ------------  ------------    ------------------   --------

GPU Generation Services - Lake, Inc.                       ERC          04/05/99     Delaware            100.0              (d)*
GPU Generation Services - Pasco, Inc.                      ERC          04/05/99     Delaware            100.0              (d)


*    Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)  This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corp. an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corp. subsequently exercised that option. New Lake Corp. is not an affiliate of GPUI.


            Narrative Description of Activities for Reporting Period


     GPU Advanced Resources, Inc. - In the third quarter of 1999, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling $9.9 million.

     GPU Solar - In the third quarter of 1999, GPUI made an additional capital contribution of $350 thousand to GPU Solar for an investment in a 132 kilowatt (KW) solar power facility located in California.




                                        2




     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                               Type of      Principal                            Company to     Collateral     Consideration
                               Security     Amount of     Issue or    Cost of   whom Security   Given with        Received
Company Issuing Security        Issued      Security      Renewal     Capital    was Issued     Security      for Each Security
----------------------------   --------     ---------     -------     -------   ------------    ------------   -----------------
          None.






                Company Contributing    Company Receiving     Amount of Capital
                   Capital                     Capital           Contribution
                --------------------    ----------------      -----------------
                   GPU, Inc.                  GPU AR                 $9,900

                   GPUI                       GPU Solar                 350



 Note: The information provided in Item 2 presents the activities of the reporting period only.



                                        3




                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I -  Transactions  Performed by Reporting  Companies on Behalf of Associate
          Companies



                                                                                                                   Total
     Reporting Company                         Associate Company                                                   Amount
    Rendering Services                         Receiving Services             Types of Services Rendered           Billed
    ------------------                         ------------------             --------------------------           ------
EI Services, Inc.                              Mid-Georgia Cogen, L.P.        Operations management                $xxx (1)

NCP Houston Power, Inc.                        Mid-Georgia Cogen, L.P.        Accounting and administration        xxx (1)

EI Fuels Corporation                           Mid-Georgia Cogen, L.P.        Fuel supplies and management         xxx (1)
                                                                              services


NCP Lake Power, Inc.                           Lake Cogen, Ltd.               Accounting, administration and       xxx (1)
                                                                              operations and maintenance (O&M)
                                                                              management

NCP Dade Power, Inc.                           Pasco Cogen, Ltd.              Administration and O&M management    xxx (1)

Geddes Cogeneration Corporation                Onondaga Cogeneration          Accounting, administration and       xxx (1)
                                               Limited Partnership            O&M management

Camchino Energy Corporation                    OLS Energy - Chino             Accounting, administration and       xxx (1)
                                                                              O&M management

Camchino Energy Corporation                    OLS Energy - Camarillo         Accounting, administration and       xxx (1)
                                                                              O&M management

Elmwood Energy Corporation                     Prime Energy Limited           Accounting and administration        xxx (1)
                                               Partnership


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

  (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                                                  4



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions  Performed  by  Associate  Companies  on  Behalf of
          Reporting Companies



                                                                                                              Total
     Associate Company            Reporting Company                                                           Amount
    Rendering Services           Receiving Services                 Types of Services Rendered                Billed
    ------------------           -------------------------------    --------------------------                ------
GPU International, Inc.          Prime Energy Limited Partnership   O&M management                            $xxx

GPU International, Inc.          EI Services, Inc.                  Operations management for                  xxx (1)
                                                                    Mid-Georgia Cogen, L.P.

GPU International, Inc.          NCP Houston Power, Inc.            Accounting and administration for          xxx (1)
                                                                    Mid-Georgia Cogen, L.P.

GPU International, Inc.          NCP Lake Power, Inc.               Accounting, administration and O&M         xxx (1)
                                                                    management for Lake Cogen, Ltd.

GPU International, Inc.          NCP Dade Power, Inc.               Administration and O&M management          xxx (1)
                                                                    for Pasco Cogen, Ltd.

GPU International, Inc.          Geddes Cogeneration Corporation    Accounting and administration for          xxx (1)
                                                                    Onondaga Cogeneration Limited
                                                                    Partnership

GPU International, Inc.          Camchino Energy Corporation        Accounting and administration for          xxx (1)
                                                                    OLS Power Limited Partnership

GPU International, Inc.          Camchino Energy Corporation        Accounting, administration and O&M         xxx (1)
                                                                    management for OLS Energy - Chino

GPU International, Inc.          Camchino Energy Corporation        Accounting, administration and O&M         xxx (1)
                                                                    management for OLS Energy -
                                                                    Camarillo

GPU International, Inc.          Elmwood Energy Corporation         Accounting and administration for          xxx (1)
                                                                    Prime Energy Limited Partnership




                                        5



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II -  Transactions  Performed by Associate  Companies on Behalf of
           Reporting Companies (Continued)


                                                                                                               Total
     Associate Company                 Reporting Company                                                       Amount
    Rendering Services                 Receiving Services           Types of Services Rendered                 Billed
    ------------------           ----------------------------       --------------------------                 ------
GPU International, Inc.          NCP Energy, Inc.                   Accounting and administration for         $xxx (1)
                                                                    Syracuse Orange Partners L.P. and
                                                                    Project Orange Associates L.P.

GPU International, Inc.          GPU Solar, Inc.                    Management, marketing and technical        xxx (1)
                                                                    expertise for GPU Solar, Inc.

GPU International, Inc.          GPU Advanced Resources, Inc.       Certain general and administrative         xxx (1)
                                                                    services for GPU Advanced Resources,
                                                                    Inc.

Metropolitan Edison Company      GPU Advanced Resources, Inc.       Certain general and administrative         xxx (2)
                                                                    services for GPU Advanced Resources,
                                                                    Inc.

GPU Service, Inc.                GPU Advanced Resources, Inc.       Legal and certain general and              xxx (3)
                                                                    administrative services for
                                                                    GPU Advanced Resources, Inc.

Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

        (1) The amounts shown include overhead charges applied, at a rate of 143%, to employee salaries billed for services rendered. No capital costs were charged.

        (2) The amounts shown include overhead charges applied, at a rate of 45.65%, to employee salaries billed for services rendered. No capital costs were charged.

        (3) The amounts shown include overhead charges applied, at a rate of 45.91%, to employee salaries billed for services rendered. No capital costs were charged.


                                        6




                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
   Total average consolidated capitalization as of  September 30, 1999         $9,891,719               Line 1
                                                   ---------------------
        Total capitalization multiplied by 15% (line 1 multiplied by 0.15)      1,483,758               Line 2
        Greater of $50 million or line 2                                                   $1,483,758   Line 3

        Total current aggregate investment:
        (categorized by major line of energy-related business)
             Ownership and operation of qualifying facilities (Category VIII)      36,106
             Energy services and retail energy sales (Category V)                  25,900
             Fuel management services (Category IX)                                    -
             Operations and maintenance services (Category VII)                        -
             Development and commercialization of photovoltaics (Category II)         450
                                                                                   ------
                  Total current aggregate investment                                           62,456   Line 4
                                                                                           ----------
        Difference  between the greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
               system (line 3 less line 4)                                                 $1,421,302   Line 5
                                                                                            =========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

          The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.










                                        7




                           ITEM 5 - OTHER INVESTMENTS

                                          Aggregate Investment as of  Change in Investments      Reason for Change
Major Line of Energy-Related Business            June 30, 1999        During Reporting Period    in Investments
-------------------------------           -------------------------- -----------------------     -----------------

Ownership and operation of qualifying
     facilities (Category VIII)                  $165,238 *                $    -            No change.


Energy services and retail energy
  sales (Category V)                               16,000                   9,900            In  the third  quarter  of  1999,
                                                                                             GPU,  Inc.  made additional capital
                                                                                             contributions  to  GPU  AR
                                                                                             totaling $9.9  million.



Fuel management services (Category IX)                 **                       -            No change.


Operations and maintenance
  services (Category VII)                              **                       -            No change.

Development and commercialization of
  photovoltaics (Category II)                         100                            350     In the third  quarter of 1999,
                                                                                             GPUI   made an additional capital
                                                                                             contribution of $350 thousand
                                                                                             to GPU Solar for an investment
                                                                                             in a 132 KW solar power
                                                                                             facility located in
                                                                                             California.

* The caption "Aggregate Investment as of June 30, 1999" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.

**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."






                                        8


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    --------------------

A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended September 30, 1999.

A-2 Financial statements of Elmwood Energy Corporation for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-3 Financial statements of Camchino Energy Corporation for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-6  Financial  statements of Onondaga  Cogeneration Limited Partnership for the
     quarter  ended   September  30,  1999  -  filed  pursuant  to  request  for confidential treatment.

A-7 Financial statements of NCP Energy, Inc. for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended September 30, 1999 - filed pursuant to request for confidential treatment.

A-10 Financial  statements  of NCP Houston  Power,  Inc.  for the quarter  ended
     September 30, 1999 - filed pursuant to request for confidential treatment.

A-11 Financial  statements  of  Mid-Georgia  Cogen,  L.P. for the quarter  ended
     September 30, 1999 - filed pursuant to request for confidential treatment.

A-12 Financial  statements of EI Services,  Inc. for the quarter ended September
     30, 1999 - filed pursuant to request for confidential treatment.

A-13 Financial statements of GPU Solar, Inc. for the quarter ended September 30,
     1999 - filed pursuant to request for confidential treatment.

A-14 Financial  statements  of  EI  Fuels  Corporation  for  the  quarter  ended
     September 30, 1999 - filed pursuant to request for confidential treatment.

A-15 Financial  statements  of  Geddes  II  Corporation  for the  quarter  ended
     September 30, 1999 - filed pursuant to request for confidential treatment.

A-16 Financial  statements  of GPU  Generation  Services - Pasco,  Inc.  for the
     quarter  ended   September  30,  1999  -  filed  pursuant  to  request  for confidential treatment.

Exhibits

B.  Contracts Required by Item 3
--  ----------------------------

B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-10 Contract  between  GPU   International,   Inc.  and  Prime  Energy  Limited
     Partnership to provide O&M management services incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
--  ----------------------------


B-11 Contract between GPU International,  Inc. and Onondaga Cogeneration Limited
     Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

B-13 Contract  between GPU Service,  Inc. and GPU  Advanced  Resources,  Inc. to
     provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.


B-14 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

B-15 Contract  between GPU  Generation  Services - Pasco,  Inc. and Pasco Cogen,
     Ltd. to provide O&M management services - filed pursuant to request for confidential treatment.



Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP ---- Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc.,
        Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.

C.   Certificate of GPU, Inc.
     ------------------------

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                 GPU, INC.


November 30, 1999
                                 By /s/ P. E. Maricondo
                                    --------------------------------------
                                    P. E. Maricondo, Vice President,
                                    Comptroller and Chief Accounting Officer